UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2010
Commission File No. 1-4329
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
COOPER TIRE & RUBBER COMPANY
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	34-4297750 (I.R.S. employer identification no.)
Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)
(419) 423-1321
(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
ITEM 1. Not applicable.
ITEM 2. Not applicable.
ITEM 3. Not applicable.
ITEM 4. FINANCIAL STATEMENTS OF THE PLAN
The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) for the fiscal year ended December 31, 2010, together with the report of Ernst & Young LLP, Independent Registered Public Accounting Firm, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.
EXHIBITS:
(23)  Consent of Independent Registered Public Accounting Firm
(99)  Certification Pursuant To 18 U.S.C. § 1350
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY
/s/ Stephen O. Schroeder
STEPHEN O. SCHROEDER
Vice President and Treasurer Plan Administrator

Date: June 22, 2011

F i n a n c i a l  S t a t e m e n t s  a n d  S u p p l e m e n t a l  S c h e d u l e
Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
December 31, 2010 and 2009, and
Year Ended December 31, 2010
With Report of Independent Registered Public
Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Financial Statements and Supplemental Schedule
December 31, 2010 and 2009, and
Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm
The Defined Contribution Plan Committee
Cooper Tire & Rubber Company
   Pre-Tax Savings Plan (Findlay)
We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the Plan) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Ernst & Young LLP
Toledo, Ohio
June 22, 2011

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statements of Net Assets Available for Benefits

	December 31
	2010	2009

Investments, at fair value:

Interest in Investment Trust	$18,691,660	$12,920,334
Pooled separate accounts	17,258,482	13,906,044
Common stock	13,898,663	16,737,496
Mutual funds	4,621,133	4,833,548

	54,469,938	48,397,422

Receivables:
Employer contributions	1,066,428	1,002,599
Notes receivable from participants	1,582,183	1,328,340

	2,648,611	2,330,939

Net assets available for benefits, at fair value	57,118,549	50,728,361

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	(254,891)

Net assets available for benefits	$57,118,549	$50,473,470

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2010

Additions
Investment income:
Net appreciation in fair value of investments	$5,732,909
Interest and dividends	452,090

Total investment income	6,184,999

Contributions:
Employer	1,068,767
Participant	2,759,166
Participant rollover	60,991

Total contributions	3,888,924

Total additions	10,073,923

Deductions
Participant withdrawals	3,382,956
Transfer to other Plan	45,888

Total deductions	3,428,844

Net increase	6,645,079

Net assets available for benefits:
Beginning of year	50,473,470

End of year	$57,118,549

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements
December 31, 2010
1. Description of Plan
The following description of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Findlay) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan, as restated and amended on January 1, 2010, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #207L and Cooper Tire & Rubber Company (the “Company” and the “Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
The Plan automatically enrolls newly eligible participants; however, participants can elect to opt out of automatic enrollment.
The Plan has established a trust agreement with Principal Financial Group (the “Trustee”), to act as trustee and record keeper of the Plan’s assets. The Trustee administers and invests the Plan’s assets and income for the benefit of the Plan’s participants.
Contributions
Each year, participants may contribute up to 75% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.
The Company contributes to the Plan on behalf of each participant an amount equal to the lesser of: i) the aggregate of 75% of all participant elective deferral contributions which represent up to 4% of each participants compensation during the year, or ii) an amount equal to 15% of the Company’s current earnings for the year in excess of 10% of the stockholder’s equity at the beginning of the year. Participants may direct employer contributions immediately upon receipt. The Company made a contribution in November 2010 in the amount of $2,339 and another in March 2011 in the amount of $1,066,428 for the year ended December 31, 2010. The Company made a contribution in March 2010 in the amount of $1,002,599 for the year ended December 31, 2009.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
1. Description of Plan (continued)
Vesting
The participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s contributions plus actual earnings thereon after three years.
Participant Accounts
Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled to is the benefit that can be provided from the participant’s vested account.
Forfeitures
At December 31, 2010 and 2009, forfeited nonvested accounts held in the plan totaled $1,242 and $5,006, respectively. Future employer contributions can be reduced by future amounts forfeited by participants.
Participant Loans
Under the Plan participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2010, range from 3.25% to 8.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.
Participant Withdrawals
In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payments of benefits are taken in a lump-sum distribution. Under the Plan the participants who are entitled to a benefit for the reasons outlined above will have their vested balance automatically distributed if their vested balance is less than $1,000 and rolled over to an IRA account administered by the trustee if their vested balance is greater than $1,000 but less than $5,000.
In the event of hardship, as defined by the Plan, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
1. Description of Plan (continued)
Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Reclassifications
Certain prior year amounts in the statement of net assets available for benefits have been reclassified to conform to the current year presentation.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefits are recorded when paid.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (continued)
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value, including the underlying investment in the Principal Money Market Pooled Separate Account held by the Investment Trust as of December 31, 2010. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurement.
As of December 31, 2009, the Investment Trust included an investment in an Invesco Stable Value Fund that invested in fully benefit-responsive guaranteed investment contracts (“GICs”) and synthetic investment contracts (“synthetic GICs”). The statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts; however, since these contracts are fully benefit-responsive an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fair value of the GICs are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The underlying investments of the synthetic GICs are valued at quoted redemption values on the last business day of the Plan’s year-end. The fair value of the wrap contracts for synthetic GICs is determined using the market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (continued)
Administrative Expenses
The Company pays the administrative expenses of the Plan, therefore none are reported by the Plan.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
New Accounting Pronouncements
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2, and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects the fair value measurement disclosures, adoption of ASU 2010-06 had no affect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncements (continued)
In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (“ASU 2010-25”). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively. Adoption of ASU 2010-25 did not change the value of participant loans from the amount previously reported as of December 31, 2009. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009.
In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, (“ASU 2011-04”). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in U.S. generally accepted accounting principles (“GAAP”) and International Financial Reporting Standards (“IFRS”). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
3. Fair Value of Plan Assets
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 –	Financial assets and liabilities whose fair values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

Level 2 –	Financial assets and liabilities whose fair values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
a.	Quoted prices for similar assets or liabilities in active markets;

b.	Quoted prices for identical or similar assets or liabilities in non-active markets;

c.	Pricing models whose inputs are observable for substantially the full term of the asset or liability; and

d.	Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation of other means for substantially the full term of the asset or liability.
Level 3 –	Financial assets and liabilities whose fair values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own judgment about the assumptions that a market participant would use in pricing the asset or liability and are based on the best available information, some of which may be internally developed.
The level in the fair value hierarchy within which the fair value measurement is classified is based on the lowest level input that is significant to the fair value measure in its entirety.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
3. Fair Value of Plan Assets (continued)
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.
Pooled Separate Accounts – The fair value of the investments in this category have been estimated using the net asset value per share. The net asset value (“NAV”) of these accounts is based on the market value of its underlying investments. The NAV is not a publicly-quoted price in an active market. There are currently no redemption restrictions on these investments, except as noted.
Interest in Investment Trust – As of December 31, 2009, the sole underlying investment of the Investment Trust was the Invesco Stable Value Fund and the fair value was estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer. As of December 31, 2010, the sole underlying investment of the Investment Trust was the Principal Money Market Pooled Separate Account which was valued in a similar manner as other investments in pooled separate accounts held by the Plan.
Common Stock – Valued at the closing price reported on the active market on which the individual security is traded.
Mutual Funds – Valued at the NAV of shares held by the Plan at year-end.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
3. Fair Value of Plan Assets (continued)
The following tables present the Plan’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009:

		Fair Value Measurements at December 31, 2010 Using
		Quoted Prices in Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2010	Level (1)	Level (2)	Level (3)

Interest in Investment Trust	$18,691,660	$–	$18,691,660	$–

Pooled separate accounts:

Large Cap	7,318,416	–	7,318,416	–

Mid Cap	1,842,083	–	1,842,083	–

Small Cap	93,812	–	93,812	–

Lifetime	4,222,902	–	4,222,902	–

Real Estate(a)	369,446	–	369,446	–

International	2,477,947	–	2,477,947	–

Bond and Mortgage	622,164	–	622,164	–

Core Plus Bond	311,712	–	311,712	–

Common stock	13,898,663	13,898,663	–	–

Mutual funds	4,621,133	4,621,133	–	–

Total investment assets at fair value	$54,469,938	$18,519,796	$35,950,142	$–

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
3. Fair Value of Plan Assets (continued)

		Fair Value Measurements at December 31, 2009 Using
		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2009	Level (1)	Level (2)	Level (3)

Interest in Investment Trust	$12,920,334	$–	$12,920,334	$–

Pooled separate accounts:

Large Cap	6,654,687	–	6,654,687	–

Mid Cap	1,479,539	–	1,479,539	–

Small Cap	43,321	–	43,321	–

Lifetime	2,743,380	–	2,743,380	–

Real Estate(a)	268,673	–	268,673	–

International	2,257,949	–	2,257,949	–

Bond and Mortgage	324,760	–	324,760	–

Core Plus Bond	133,735	–	133,735	–

Common stock	16,737,496	16,737,496	–	–

Mutual funds	4,833,548	4,833,548	–	–

Total investment assets at fair value	$48,397,422	$21,571,044	$26,826,378	$–

(a)	This category includes a pooled separate account that is designed to provide returns reflective of core U.S. real estate and includes higher quality, well leased assets in the multi-family, industrial, office, retail, and hotel sectors. Due to current market conditions some redemption of real estate investments may be delayed until deemed prudent. The fair value of the investment in this category has been estimated using the net asset value per share.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
4. Investments
During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value, as determined by quoted market prices, as follows:

Net Realized
and Unrealized
Appreciation
in Fair Value
of Investments

Interest in Investment Trust	$1,046,250
Mutual funds	280,092
Pooled separate accounts	2,024,533
Common stock	2,382,034

$5,732,909

Investments that exceed 5% or more of the Plan net assets available for benefits are as follows:

	December 31
	2010	2009

Cooper Tire & Rubber Company Common Stock	$13,898,663	$16,737,496
Principal Money Market Pooled Separate Account*	18,691,660	**
PNC Large Cap Value I Fund	4,621,133	**
Principal Large Cap Value III Pooled Separate Account	5,164,715	4,477,317
Allegiant Large Cap Value Fund I	**	4,833,548
Invesco Stable Value Fund*	**	12,920,334
*	Represents sole underlying investment of the Investment Trust as of December 31, 2010 and 2009, respectively.

**	Investment is less than 5%.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
5. Investment Trust
At December 31, 2009, the plan was invested in an Investment Trust which held an investment in the Invesco Stable Value Fund. The Invesco Stable Value Fund investment was liquidated during 2010 and the Investment Trust invested the proceeds in the Principal Money Market Pooled Separate Account. The Plan’s interest in the Investment Trust is determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of each period. Investment income is allocated to the Plan based on its pro rata share in the net assets of the Investment Trust. These assets are identified and allocated to each participating retirement plan. At December 31, 2010 and 2009, the Plan’s interest in the net assets of the Investment Trust was approximately 18.41% and 14.44%.
The following presents the fair value of the investments in the Investment Trust:

	December 31
	2010	2009

Investments, at fair value:
Pooled separate accounts	$101,516,111	$–
Interest-bearing cash	–	5,554,375
Common/collective trusts	–	44,154,894
Insurance company general account	–	39,894,367

Total assets, at fair value	101,516,111	89,603,636
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	(1,764,985)

Total assets	$101,516,111	$87,838,651

Investment income for the Investment Trust for the year ended December 31, 2010, is as follows:

Interest and dividends	$3,100,521
Net appreciation of fair value of investments	2,611,427

$5,711,948

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
6. Fully Benefit-Responsive Investment Contracts
As of December 31, 2009, the Plan’s interest in the Investment Trust included an underlying investment in the Invesco Stable Value Fund as an investment option available to participants. This account was managed by Invesco Institutional (N.A.), Inc. The account is credited with participant contributions plus earnings and charged for participant withdrawals and administrative expenses.
The Investment Trust’s related investment in the Invesco Stable Value Fund was liquidated in 2010, with the proceeds invested by the Investment Trust in the Principal Money Market Pooled Separate Account. No loss on liquidation occurred.
Investments of the Invesco Stable Value Fund included GICs, typically issued by insurance companies and which provide for guarantees of interest and repayment of principal. An issuer of a GIC is contractually obligated to repay the principal and a specified interest rate or interest rate index that is guaranteed to the Plan. There were no reserves against contract value for credit risk of the contract issuer as of December 31, 2009. The crediting interest rate was based on a formula agreed upon with the issuer, but was not less than zero. Such interest rates were reviewed and reset on a monthly basis.
The Plan also invested in synthetic GICs which are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high quality, intermediate term fixed income securities. The Plan purchased wrapper contracts from financial services institutions. Synthetic GICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of the computation. The crediting rate is most affected by the change in the annual effective yield-to- maturity of the underlying securities, but is also affected by the difference between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
6. Fully Benefit-Responsive Investment Contracts (continued)
As described in Note 2, because GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	2010	2009

Average yields for GICs and synthetic GICs:
Based on actual earning	1.83%	2.95%
Based on interest rate credited to participants	3.38%	3.65%
7. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
Notes to Financial Statements (Continued)
8. Related-Party Transactions
The Plan holds units of pooled separate accounts managed by Principal Financial Group, the trustee of the Plan. The Plan also invests in the common stock of the Plan Sponsor. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.
9. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
10. Reconciliation of financial statements to Form 5500
Form 5500 reports net assets at fair value and the financial statements report at contract value.
The following is a reconciliation of net assets available for benefits:

December 31,
2009

Net assets available for benefits per Form 5500	$50,728,361
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(254,891)

Net assets available for benefits per the financial statements	$50,473,470

The following is a reconciliation of net additions to net assets available for benefits:

Year Ended December 31,
2010

Net increase per Form 5500	$6,436,076
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	254,891
Transfers from plan	(45,888)

Total net increase per the financial statements	$6,645,079

Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Findlay)
EIN #34-4297750   Plan #014
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2010

	Description of Investment
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Identity of Issue	Par, or Maturity Value	Value

Common Stock:
*Cooper Tire & Rubber Company	589,426 shares, Cooper Tire & Rubber Company stock	$13,898,663

Investment Trust:
*Principal Life Insurance Company	1,118,591 shares, Principal Money Market Pooled Separate Account	18,691,660

Pooled Separate Accounts:
*Principal Life Insurance Company	402,616 shares, Large Cap Value III	5,164,715
	87,915 shares, Mid Cap Growth III	1,387,574
	34,762 shares, International I	1,179,213
	25,232 shares, Large Cap Growth I	280,536
	25,804 shares, Core Plus Bond I	311,712
	5,955 shares, Mid Cap Value I	219,566
	6,526 shares, Large Cap Growth II	68,383
	4,563 shares, Mid Cap Growth	105,120
	46,147 shares, Large Cap Growth	1,218,493
	105,987 shares, Lifetime 2020	1,738,017
	51,724 shares, Lifetime 2030	836,736
	12,977 shares, International Emerging Markets	754,532
	66,195 shares, Lifetime 2040	1,072,529
	9,643 shares, Diversified International	544,202
	10,972 shares, Large Cap S&P 500 Index	586,289
	662 shares, Bond and Mortgage	622,164
	6,704 shares, Lifetime 2010	105,779
	5,101 shares, Mid Cap S&P 400 Index	129,823
	21,176 shares, Lifetime STR INC	323,187
	9,420 shares, Lifetime 2050	146,654
	2,553 shares, Small Cap S&P 600 Index	64,792
	714 shares, Small Cap Value	29,020
	380 shares, U.S. Property	189,040
	7,081 shares, Real Estate	180,406

Mutual Funds:
PNC Capital Advisors, LLC	351,150 shares, PNC Large Cap Value I Fund	4,621,133

*Participant loans	Interest rates ranging from 3.25% to 8.25%, with the longest maturity date of December 2015	1,582,183

		$56,052,121

*Indicates party-in-interest to the Plan.